Exhibit 11.1

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

AMÉRICA MÓVIL, S. A.B. DE C. V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos

		2005	2006	2007	2008	2009
		As adjusted
	Mexican FRS

	Income before taxes on profits	33,432,068	61,527,609	81,151,600	79,463,731	99,257,161

Plus:	Fixed charges :
	Interest expense	9,151,266	9,618,645	9,865,355	11,610,982	10,689,719
	Interest implicit in operating leases	189,596	263,090	338,440	352,989	444,785

	Earnings under Mexican FRS	42,772,929	71,409,344	91,355,395	91,427,702	110,391,665

Divided by:	Fixed charges:
	Interest expense	9,151,266	9,618,645	9,865,355	11,610,982	10,689,719
	Interest implicit in operating leases	189,596	263,090	338,440	352,989	444,785

		9,340,862	9,881,735	10,203,795	11,963,972	11,134,505

	Mexican FRS	4.6	7.2	9.0	7.6	9.9